Exhibit 12.1

Freescale Semiconductor Holdings I, Ltd. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Successor				Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008(3)	Year Ended December 31, 2007(3)	December 2 through December 31, 2006(3)	January 1 through December 1, 2006	Year Ended December 31, 2005
Earnings:
Earnings (loss) before income taxes (1)	$507	$(8,477)	$(2,499)	$(2,521)	$420	$624
Less: Capitalized interest	—	—	—	—	—	—
Add: Fixed charges (per below)	576	744	846	72	92	104

Total earnings (loss) (2)	$1,083	$(7,733)	$(1,653)	$(2,449)	$512	$728

Fixed charges:
Interest expense	$571	$738	$834	$71	$78	$85
Rent expense interest factor	5	6	12	1	14	19

Total fixed charges	$576	$744	$846	$72	$92	$104

Ratio of earnings to fixed charges	1.9	—	—	—	5.6	7.0

(1)	After adjustments required by Item 503(d) of SEC Regulation S-K, earnings or loss of equity investees.
(2)	As defined in Item 503(d) of SEC Regulation S-K.
(3)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 and 2007 and the period from December 2, 2006 through December 31, 2006 by $8.5 billion, $2.5 billion and $2.5 billion, respectively.